ALLIANCEBERNSTEIN INVESTMENTS, INC.
                           1345 Avenue of the Americas
                            New York, New York 10105


                                             April 23, 2008

Ms. Sally Samuel, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   AllianceBernstein Variable Products Series Fund, Inc.
            Registration Statement on Form N-1A
            File Nos. 33-18647 and 811-5398

Dear Ms. Samuel:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Registrant that the effective date of the Registration Statement of AllianceBernstein Variable Products Series Fund, Inc. - U.S. Government/High Grade Securities Portfolio be accelerated so that the Registration Statement may become effective on April 28, 2008.



                                             Very truly yours,

                                             AllianceBernstein Investments, Inc.


                                             By: /s/ Christina A. Morse
                                                 ----------------------
                                                     Christina A. Morse
                                                     Vice President and Counsel










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